DAVIS & ASSOCIATES
                        (A PROFESSIONAL LAW CORPORATION)
                 -SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                                        NEWPORT BEACH
Ritz Carlton Annex                                         Balboa Bay Club Annex
(310) 823-8300/fax (310) 301-3370                                 (949) 631-1142

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

March 2, 2007                                                     SENT VIA FEDEX

To:      William Bennett
         Securities and Exchange Commission
         100 F Street NE, Mail Stop 3720
         Washington, D.C.  20549

From:    Donald G. Davis
         Davis & Associates

Re:      Communications Research, Inc.

Gentlemen,

         Please be advised that we represent Communications Research, Inc., as special outside counsel. They have asked us to assist them to revise and refile their Schedule 14(c), which was originally filed on February 14, 2007, and now is refiled in amended form.

         Please find enclosed two copies of the revised Schedule 14(c) marked to show the changes to Communication Research, Inc.'s Schedule 14(c).

         In the revised Schedule 14(c), the Registrant has deleted all references to a merger, as we are advised that discussions and negotiations contemplating a merger have been terminated. (See letter attached from Registrant to this effect, attached as Exhibit A.)

         Further, Registrant has calculated that upon completion of the proposed 1 for 3000 reverse stock split, Registrant will still have an estimated 650 public shareholders holding a total of 120,000 common shares. Management believes that this is a more than sufficient base of public shareholders to continue an active public trading market in the Registrant's common stock. (See letter from the Company attached as Exhibit B.)


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         We would very much like it if you could use the SEC's discretion to shorten the 10 day time period the Company must wait to implement the approved amendments to its Articles. The action has already been approved by a majority of the shareholders, and the Company is most anxious to proceed to implement the amendments, so that it can then proceed to formulate a further business strategy.

         If you desire further information or have questions, you can reach me at (213) 400-2007.

         Thank you for your assistance in this matter.

Very truly yours,

/s/ Donald G. Davis

Donald G. Davis


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                                                                       EXHIBIT A

                          COMMUNICATIONS RESEACH, INC.
                       400C Lake Street, Ramsey, NJ 07446
                      Phone: 201 825-4400 Fax: 201 825-4401

March 1, 2007.

Pro Sports & Entertainment, Inc.
811 Wilshire Blvd. Suite 1575
Los Angeles, CA 90017
Phone: 805-884-997

Attn: Paul Feller

Notice of Rescission of Merger

Dear Mr. Feller,

In the course of our due diligence evaluation, it has become apparent that the audits and the financial statements for Pro Sports will not be available in a timely fashion. Because of this, we are hereby terminating our letter of intent and our merger discussions, effective immediately.

I wish you the best of luck in your future efforts and endeavors.


Sincerely,


/s/ Carl Ceragno

Carl Ceragno, President

                                                                       EXHIBIT B
                          COMMUNICATIONS RESEACH, INC.
                       400C Lake Street, Ramsey, NJ 07446
                      Phone: 201 825-4400 Fax: 201 825-4401

March 2, 2007.

Don Davis
4375 Admiralty Way
Marina Del Rey, Ca. 90272
(310) 301-3370

RE: Communications Research Inc.

Dear Mr. Davis,

As of the date of writing this letter there are 1,390 shareholders of Communications Research Inc. Many of whom hold minimal number of shares. The share price is currently .005 (one half cent) per share, which makes their interest nearly worthless.

In order to obtain investment capital for the company it is essential the company effect a reverse merger of its capital stock to the extent of 1:3000.

Upon completion of the reverse there will be approximately 120,000 shares issued and outstanding in the hands of approximately 650 shareholders.

Based upon the de minumus value of the shares, and the cost of carrying those shareholders on the books, the board has determined that it is in the best interest of the company to eliminate any fractional share holders holding less than one whole post reverse share.

Any shareholder, who desires to do so, may contact the company, and we will be pleased to redeem the certificate at current market value.

It is not the intention of the public company to go private, but to capitalize the corporation in such a way as to facilitate funding, financing, and investments from the capital markets.

If you have any questions please feel free to contact me.

Sincerely,

/s/ Carl Ceragno

Carl Ceragno, President/CEO